OMB APPROVAL
UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
Washington, D.C. 20549	Estimated average burden
hours per response..........10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TRIUS THERAPEUTICS , INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89685K100

(CUSIP Number)

08/06/2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c) [1]
☐	Rule 13d-1(d)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

1 of 9 pages

CUSIP No. 89685K100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KPCB Pandemic and Bio Defense Fund, LLC, a Delaware limited liability company (“Pandemic”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,377,881

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2.377,881

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,377,881

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person (See Instructions) PN

2 of 9 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KPCB PBD Founders Fund, LLC, a Delaware limited liability company (“Founders Fund”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 14,145

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 14,145

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,145

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

SEC 1745 (3-06)

3 of 9 pages

CUSIP No. 89685K100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KPCB PBD Associates, LLC, a Delaware limited liability company (“Associates”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited liability company

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

6.

Shared Voting Power
2,392,026 shares of which 2,377,881 shares are held directly by Pandemic and 14,145 are held directly by Founders Fund.  KPCB PBD Associates is the manager of Pandemic and Founders Fund.

	7.	Sole Dispositive Power -0-

8.

Shared Voting Power
2,392,026 shares of which 2,377,881 shares are held directly by Pandemic and 14,145 are held directly by Founders Fund.  KPCB PBD Associates is the manager of Pandemic and Founders Fund.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,026

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.2%

12.	Type of Reporting Person (See Instructions) PN

4 of 9 pages

CUSIP No. 89685K100

Item 1.
	(a)	Name of Issuer Trius Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 6310 Nancy Ridge Drive, Suite 101 San Diego, California 92121

Item 2.
(a)

Name of Person Filing

•      KPCB Pandemic and Bio Defense Fund, LLC, a Delaware limited liability company

•      KPCB PBD Founders Fund, LLC, a Delaware limited liability company

•      KPCB PBD Associates, LLC, a Delaware limited liability company

	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, California 94025
	(c)	Citizenship The entities listed in Item 2(a) are Delaware entities.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 89685K100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

5 of 9 pages

CUSIP No. 89685K100

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.  Incorporated by reference to rows 5-11 of cover sheets hereto.

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote .
(iii) Sole power to dispose or to direct the disposition of .
(iv) Shared power to dispose or to direct the disposition of .
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the operating agreements of Pandemic, Founders Fund and Associates, the manager and non-managing members of such entities may have the right to receive dividends on, or the proceeds from the sale of the securities of Trius Therapeutics, Inc. held by such entity.  No such partner’s or member’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

[The remainder of this page intentionally left blank.]

6 of 9 pages

CUSIP No. 89685K100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPCB PBD ASSOCIATES, LLC,
a Delaware Limited Liability Company

By:	/s/ Theodore E. Schlein
A Managing Director

KPCB PANDEMIC AND BIO DEFENSE FUND, LLC.,
a Delaware Limited Liability Company

By: KPCB PBD Associates, LLC
a Delaware Limited Liability Company, its Manager

By:	/s/ Theodore E. Schlein
A Managing Director

KPCB PBD FOUNDERS FUND, LLC
a Delaware Limited Liability Company

By: KPCB PBD Associates, LLC
a Delaware Limited Liability Company, its Manager

By:	/s/ Theodore E. Schlein
A Managing Director

7 of 9 pages

CUSIP No. 89685K100

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	9

8 of 9 pages

CUSIP No. 89685K100

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated August 16, 2010 containing the information required by Schedule 13G, for the securities of Trius Therapeutics, Inc. held by KPCB Pandemic and Bio Defense Fund, LLC a Delaware limited liability company, and KPCB PBD Founders Fund, LLC a Delaware limited liability company, and with respect to their manager, such other holdings as may be reported therein.

Date:             August 16, 2010

KPCB PBD ASSOCIATES, LLC,
a Delaware Limited Liability Company

By:	/s/ Theodore E. Schlein
A Managing Director

KPCB PANDEMIC AND BIO DEFENSE FUND, LLC.,
a Delaware Limited Liability Company

By: KPCB PBD Associates, LLC
a Delaware Limited Liability Company, its Manager

By:	/s/ Theodore E. Schlein
A Managing Director

KPCB PBD FOUNDERS FUND, LLC
a Delaware Limited Liability Company

By: KPCB PBD Associates, LLC
a Delaware Limited Liability Company, its Manager

By:	/s/ Theodore E. Schlein
A Managing Director

9 of 9 pages